

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





07050064

No ACT
P.E. 2-5-07



RECD S.E.C.
APR 20 2007
1080

April 4, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/4/2007

Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We also have received a letter from the proponent dated February 6, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 20, 2006 from Robert W. Hartnagel (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal provides:

> RESOLVED: General Motors shareholders request our Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting more the elimination of incentive award payments to half GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

General Motors intends to omit the proposal under Rule 14a-8(i)(7) (relates to ordinary business matters).

The Commission has stated that one of the principles underlying the exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). The same release made it clear that proposals dealing with "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. The proposal refers to compensation for "any one of Management" without further describing that group. In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff described its "bright-line analysis" applied to determine if proposals concerning compensation deal with ordinary business matters:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executives and director compensation in reliance on rule 14a-8(i)(7).

The resolution challenges executive compensation, arguing that as GM's incentive award programs for executives should be revised to provide that as the number of executives decreases, the formula for determining the pool of revenue available for distribution among the participants in the program should be adjusted accordingly. The resolution and supporting statement are not limited to executive officers or senior executives; instead, they refer largely to annual incentive payments made to "executives," as well as "upper level management" and "highly paid executives." At General Motors, approximately 2300 employees are considered executives, with approximately 360 in a more senior group, which includes approximately 18 executive officers. Since all 2300 executive employees are eligible to receive annual incentive awards, it appears that the proposal would apply well beyond the limits of senior executives or executive officers and would therefore be excludible as ordinary business under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Robert W. Hartnagel

Exhibit A

To: A. Larin
S. Colby

December 19, 2006

RECEIVED

DEC 20 2006

OFFICE OF SECRETARY
DETROIT

Nancy E. Polis
Secretary, General Motors Corporation
MC 482-C38-871
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Dear Ms. Polis:

I am resubmitting the following stockholder proposal:

RESOLVED: General Motors shareholders request our Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

SUPPORTING STATEMENT: In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determined the total amount of revenue which could be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who were eligible to receive such awards) remained unchanged. As a result, each year since this massive executive head count reduction was accomplished, the formula has continued to generate an aggregate level of funding that is comparable to what previously would have been paid to almost twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving and current GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose top executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of modifications to the GM Salaried Employee Retirement Benefit Plan which occurred during the same general time period, these inflated annual incentive awards now are becoming translated into enormously expanded pension entitlements for a steadily increasing number of executive retirees. As a result, this employee benefit plan has been in effect transformed into an extremely lucrative, lifetime, deferred compensation arrangement for upper level management, as well as a huge unfunded long term liability for GM.

General Motors shareholders urge the Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments that may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

When highly paid executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

* * *

As shown in the enclosed statement, during the past twelve months my investment in GM Common Stock has exceeded the $2,000 level required under Proxy Rule 14a-(f)(1). In the event this proposal is included in the GM proxy statement, I will continue to own GM stock with at least this market value until the date of the next Annual Meeting. I also will be present at the meeting to introduce the proposal to General Motors stockholders.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Denise,

Please log this in

Ted

Fax transmission

To:	Office of the Chief Counsel, SEC Division of Corporation Finance
Fax Number:	(202) 772-9201
Date:	February 6, 2007
From:	Robert W. Hartnagel 7605 Carta Valley Drive Dallas, TX 75248
Telephone Number:	(972) 233-8090

February 6, 2007

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: General Motors February 5, 2007 Rule 14a-8(j) filing dealing with the planned omission of R. W. Hartnagel shareholder proposal from 2006 proxy materials.

Ladies and Gentlemen:

This is a response by proponent Robert W. Hartnagel to the representations that have been made to the Division of Corporation Finance (DCF) by Anne T. Larin, Attorney and General Motors Assistant Secretary, in support of the February 5, 2007 SEC filing identified above. My comments are as follows:

1. GM's reliance on Staff Bulletin No. 14A to justify this planned omission is misplaced. Absolutely nothing in this shareholder proposal and supporting statement either requests or requires Board or shareholder authorization for replacing or modifying any existing shareholder-approved GM Compensation, Bonus or Salaried Employee Retirement Plan. Moreover, it certainly is not related in any way to "tasks that are [so] fundamental to management's ability to run the company on a day-to-day basis" such as ordinary business matters including "the hiring, promotion and termination of employees."

2. What the proposal and its supporting statement ***does do*** is simply "request" and "urge" the Board of Directors to ***consider*** adopting a revised ***purely administrative procedure*** for calculating the annual ***bonus award portion*** of GM senior management/executive group future cumulative retirement benefit entitlement accruals. Specifically, the supporting statement describing the proposed approach states the following:

> "General Motors shareholders urge the Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments that may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

3. <u>The proposed practice falls entirely within the Board's currently authorized scope of authority</u>. Amendments to the GM Employee Pension Program which were approved by GM shareholders at the May 25, 1990 Annual Meeting established an "alternate formula" which authorized the addition of executive bonus awards in the calculation of future retirement benefit entitlements. These amendments also included the following provision:

> "...the benefits determined by the alternate formula will not be guaranteed. This insures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based on the alternate formula, as well as for active employees who would be eligible for benefits based on the alternate formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board."

4. <u>The administrative practice being proposed for Board consideration is in no way applicable to "general employee compensation" practices</u>. The recommendation is in fact ***exclusively*** applicable to the calculation of future retirement benefit entitlements for a single, unique and distinctly separate group of senior level bonus eligible executives--specifically ***including*** the 360 individuals that Ms. Lairn describes as GM's "more senior group." Obviously, the size, complexity and immense diversity of GM's operations serves to create a larger than customary number of individuals with "senior" levels of executive responsibility. Historically, there have been individual GM divisions which, standing entirely alone, could be ranked among some of the largest companies in America based solely on their individual annual operating revenues, capital investment and total employment. The proposed administrative practice is not applicable to any employee outside the senior level executive group identified above. In this connection, Legal Staff Bulletin 14A specifically states:

> "We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executives and director compensation in reliance on rule 14a-8(i)(7)."

I respectfully urge the designated DCF reviewing authority to read the entire proposed resolution and supporting explanatory statement before making any final determination regarding GM's no-action request. (Please see Exhibit A to Ms. Lairn's letter.) Based on this examination, I believe it will be entirely obvious that GM's request should be <u>denied</u>. Thank you for considering my comments.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that the board "halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives."

You have expressed your view that General Motors may exclude the proposal under rule 14a-8(i)(7) because it relates to General Motors' ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides General Motors with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Gregory Belliston
Attorney-Adviser

END